Exhibit 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of MyDx, Inc. (formerly Brista Corp.) on Amendment No. 2 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated September 25, 2014 on the balance sheets of Brista Corp. as of July 31, 2014 and 2013 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended July 31, 2014, the period from Inception (December 20, 2012) to July 31, 2013 and the period from Inception ( December 20, 2012) to July 31, 2014 which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Cutler & Co. LLC

Wheat Ridge, formerly Arvada, Colorado

December 23, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033 ~ Phone 303-968-3281 ~ Fax 303-456-7488 ~ www.cutlercpas.com